UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67305

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __LUCID CAPITAL MARKETS, LLC (dba AMERICAS EXECUTIONS)__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Broadway, Suite 205
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander Yannotti	(646)220-4334	ayannotti@amerx.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'Connor Davies, LLP
(Name – if individual, state last, first, and middle name)

245 Park Avenue, 12th Fl	New York	NY	10167
(Address)	(City)	(State)	(Zip Code)
September 29, 2003		127	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fady Tanios, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LUCID CAPITAL MARKETS, LLC (dba AMERICAS EXECUTIONS), as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lucid Capital Markets, LLC (dba Americas Executions)

Report on Audit of Financial Statement

As of and for the Year Ended December 31, 2025

Lucid Capital Markets, LLC (dba Americas Executions)

Contents
As of and for the Year Ended December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Lucid Capital Markets, LLC (dba Americas Executions)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lucid Capital Markets, LLC (dba Americas Executions) (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2022.

February 27, 2026

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 l Tel: 212.867.8000 or 212.286.2600 l Fax: 212.286.4080 l www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Lucid Capital Markets, LLC (dba Americas Executions)

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	24,522,075
Cash restricted under federal and other regulations		2,629,997
Total cash	$	27,152,072
Commission receivable		2,468,515
Securities borrowed		7,285,874
Receivable from and deposit with clearing organizations		28,924,371
Right of use asset		1,966,927
Due from vendors		17,013
Security deposits		259,622
Securities long		29,402,704
Property and equipment, net		92,045
Loans and interest receivable		1,655,066
SBSL Rebate Receivables		315,473
Accounts receivable - Locates		625,845
Other receivables		5,352,184
Warrants		764,501
Promissory note		250,000
Prepaid expenses and other assets		400,396
TOTAL ASSETS	$	106,932,608

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Securities loaned	$	6,505,000
Payables to brokers or dealers & clearing organizations		26,552,231
Payables to customers		2,758,934
Commission and bonus payable		17,885,418
Lease liabilities		2,165,116
Securities short		3,084,689
Deferred revenue		491,667
Accounts payable and accrued expenses		1,389,102
TOTAL LIABILITIES		60,832,157
MEMBER'S EQUITY		46,100,451
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	106,932,608

Notes to Financial Statement
December 31, 2025

1. Organization and Nature of Business

Lucid Capital Markets, LLC (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company was originally registered under the name Americas Executions and continues to do business under this name. The Company is wholly owned by GI4 Holdings, LLC (the "Member"). The Company executes equity transactions for its clients on an agency basis and also conducts an investment banking business. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company files an Internal Control over Compliance Report because it holds customer funds. However, the Company clears some of its accounts through another broker/ dealer. The clearing broker/dealer carries the accounts of the customers and maintains and preserves the related books and records as are primarily kept by a clearing broker/dealer.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at two financial institutions and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits. The balance exceeding federally insured limits was $24,022,075.

c) Revenue Recognition
Commissions: Each time a customer enters into a buy or sell transaction, the Company charges a commission for the execution of those trades. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company had commission receivable of $2,468,515 at December 31, 2025.

Investment Banking: The Company earns fees from best efforts and firm commitment investment banking. Investment banking revenue is generally recognized at a point in time that the performance obligation under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time as the performance obligations are simultaneously provided by the Company and consumed by the customer. As of December 31, 2025, the Company had deferred revenues in the amount of $491,667. The Company had $7,936,743 of investment banking fees as of December 31, 2025.

Notes to Financial Statement
December 31, 2025

Securities Lending: The Company participates in a securities lending program. As part of the securities lending program, the Company has the ability to loan out customer securities that are purchased on margin. The Company records receivables for securities loaned transactions at month end and generally collects any outstanding amounts due within thirty days.

Principal Transactions: The Company trades stocks for its own account. The profit or loss for these firm transactions is measured by the difference between the acquisition cost and the fair value, which, like the underlying trading securities, is recorded on a trade-date basis. Trading gains and losses, which comprise both realized and unrealized gains and losses, are generally presented as one balance, of net gains and losses.

Syndicate Revenues: Revenues from underwriting transactions are recognized in revenues upon completion of the underlying transaction based on the terms of the deal.   Expenses associated with underwriting transactions are generally deferred until the related revenue is recognized or the deal is otherwise concluded. Such expenses are included in transaction-based expenses for completed assignments. The Company also makes payments to other brokers related to the placement of the Company's underwriting transactions. These distribution fees are included in transaction-based expenses. Revenues are presented gross in the statement of operations.

Expense Reimbursement: In the course of providing underwriting services to its clients, the Company incurs costs for which it gets reimbursed from its clients. Reimbursed expenses in the amount of $1,161,621 are presented gross on the statement of operations.

Exchange Rebates: The Company receives liquidity fees from exchanges as an incentive for providing market liquidity. For the year ended December 31, 2025 the Company earned exchange rebate revenue in the amount of $684,452.

Interest and Dividend Income: Interest and dividend income is recognized as earned from participation on client brokerage accounts in accordance with the terms specified in the customer brokerage agreements and the Company's clearing contracts. Interest income is also earned from two loans receivable at a rate of 4.13% each. Refer to Related Party Transactions - Note 8.

d) Segment Reporting
The Company conducts its business activities and reports financial results as multiple reportable segments based on activities. The Chief Operating Decision Maker ("CODM") reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues, expenses, and net income by classes for purpose of allocating resources and evaluating financial performance. The CODM is also the Company's CEO. The four main business lines of the Company are as follows:

1. Clearing & Custody – Provides securities clearing services to customers and custodial services for the possession of their assets.
2. Floor Brokerage – Facilitates and executes trades for clients on the floor of the New York Stock Exchange.
3. Investment Banking – Offers capital-raising, advisory, and M&A services to corporate clients.
4. Securities Borrowing – Facilitates the borrowing of securities on behalf of its customers.

Below is the financial information used by the CODM by segment for the year ended December 31, 2025:

	Clearing & Custody	Floor Brokerage	Investment Banking	Securities Borrowing	Total
Revenues	$ 1,573,195	$ 17,791,453	$ 56,082,321	$ 13,758,520	$ 89,205,489
Expenses	3,396,332	12,393,146	45,117,358	11,173,732	72,080,568
Net (loss)	$ (1,823,137)	$ 5,398,307	$ 10,964,963	$ 2,584,788	$ 17,124,921

Notes to Financial Statement
December 31, 2025

e) Securities Sold, Not Yet Purchased

The Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. The short positions are offset by the Company's securities owned, broker receivables, and its cash balances at the clearing firm, which are used as collateral for securities borrowed by the clearing firm.

Gains, limited to the price at which the Company sold the security shorts, or losses, unlimited in amount, are recognized at fair value based on the difference between the short sale price and the current market price.

f) Fair Value Of Financial Instruments

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company has two level 2 assets as of December 31, 2025.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement. The Company has one level 3 assets as of December 31, 2025.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Assets:	Level 1	Level 2	Level 3	Total
Exchange-Traded Debt Security	$ 2,600,627	$ -		$ 2,600,627
Common Stock	18,101,420	857		18,102,277
Preferred Stock	3,273,543	-		3,273,543
Mutual Funds	5,426,257	-		5,426,257
Warrants	33,399	731,102		764,501
Promissory Note		-	250,000	250,000
Total	$ 29,435,246	$ 731,959	$ 250,000	$ 30,417,205

Liabilities:	Level 1	Level 2	Level 3	Total
Common Stock	3,084,689	-	-	3,084,689
Total	$ 3,084,689		$ -	$ 3,084,689

There were no transfers between levels during the year ended December 31, 2025.

Notes to Financial Statement
December 31, 2025

f) Fair Value Of Financial Instruments (Continued)

Valuation Techniques and Inputs

Exchange-traded debt securities, mutual funds, and exchange-traded equity securities are generally valued using quoted market prices in active markets for identical instruments as of the measurement date and are classified within Level 1. The Company's Level 2 assets at December 31, 2025 consists of warrants and non-public common stock. The Company's Level 3 asset at December 31, 2025 consist of a promissory note. This investment is classified as Level 3 because its valuation technique incorporates significant unobservable inputs and/or because there is limited market activity for identical or similar instruments. The Company's valuation techniques for its assets measured at fair value are summarized below.

Warrants**:** The Company measures the fair value of warrants by marking to market the value of the securities based on quoted price of the underlying security as of the measurement date.

Promissory Note: The Company measures the fair value of the promissory note using a market approach based on the recent transaction price paid to acquire the note on December 16, 2025, which management determined to be an orderly transaction. The Company evaluated whether the transaction price remained representative of fair value at December 31, 2025 by considering changes in relevant factors and market conditions, and determined that no adjustment was necessary.

Common stock**:** The Company measures the fair value of level 2 common stock using the most recent transaction price and is marked to market at the end of each month, based on quoted prices and adjusted as necessary for changes in market conditions and other related factors.

g) Securities Lending Activities

Stock borrowed and stock loaned transactions are recorded at the amount of cash collateral advanced or received, respectively, with all related securities, collateral, and cash both held at and moving through DTC as appropriate for each counterparty. Stock borrowed transactions require the Company to deposit cash or other collateral with the lender. Stock loaned transactions require the receipt of collateral by the Company in the form of cash in an amount generally in excess of the fair value of stock loaned.

For securities financing transactions, the Company's policy is to monitor the fair value of the underlying securities as compared with the amounts of cash advanced or received, and the Company may obtain additional collateral from or return collateral pledged to counterparties when appropriate. Securities financing agreements do not create material credit risk due to these collateral provisions and the allowance for credit losses is not material. The collateral maintenance provisions consisting of daily margining of collateral is expected to be maintained into the foreseeable future and any expected losses are assumed to not have a material impact to the Company's statement of financial condition.

The carrying value of stock borrowed and loaned transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because stock borrowed and loaned transactions are substantially collateralized.

All securities financing activities are transacted under master repurchase agreements or master securities lending agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

h) Deposits in and receivables from and payables to Clearing Organizations

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities.

Receivables from clearing organizations include amounts due from the Depository Trust Company ("DTC"), National Securities Clearing Corporation ("NSCC"), Options Clearing Corporation ("OCC") and Wedbush Securities Inc. ("Wedbush"). Each has specific industry standard daily reconciliations of their securities activity, net settlements, and a daily update of margin and clearing fund requirements for NSCC . DTC and Wedbush's clearing fund requirements are updated monthly. There is no prior loss history with these clearing organizations. Risk of loss from clearing organizations is expected to be immaterial over the life of these receivables.

As of December 31, 2025, the Company had payables to clearing organizations in the amount of $26,312,528 as a result of maintaining a cash margin balance. The amount is the net of the securities long and securities short positions held at Wedbush. The amount is included in Payables to brokers or dealers & clearing organizations on the statement of financial condition. Liquidation of all positions held would reduce the margin liability to $0.

i) Receivable from and Payable to Customers
Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

j) Credit Losses
The Company has evaluated commission receivables and concluded that there is no need to establish an allowance for credit losses.

k) Income Taxes
The Company is treated as a disregarded entity and has no federal and state tax liabilities. All profits are reported on the tax return of the Member, a partnership for tax purposes, which passes through this income or loss to its individual members. The Company operates in New York City (NYC) and generates income that would be subject to NYC Unincorporated Business Tax (UBT). The UBT is paid by the Member.

The Company recognizes the tax benefit of any uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities.

The Company did not have material unrecognized tax benefits as of December 31, 2025 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2025, the Company has no accrued interest or penalties associated with uncertain tax positions.

l) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

m) Cash Segregated in Accordance with Federal Laws and other Regulations
The Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the Securities Exchange Act of 1934, in connection with transactions in securities. At December 31, 2025, segregated assets included in the statement of financial condition were comprised of segregated cash of $2,629,997.

Assets in segregation exceeded the segregation requirements by $532,187.

The Company follows ASU No. 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash ("ASU 2016-18), which requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the Company's beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

3. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Lease Accounting

The Company leased an office in New York City until the lease ended in August 2025. The lease terms stipulated monthly payments of $10,710 in 2025. Total lease expense under this lease in 2025 was $85,680.

The Company entered into a new lease agreement for another office in New York City upon the expiration of the other lease in August 2025. The lease commenced in September 2025 and will expire in February 2029. The lease terms stipulate total payments of $1,081,319. The Company was required to remit a security deposit in the amount of $80,082. The incremental borrowing rate on the lease is 8%. Total lease expense under this lease in 2025 was $102,983.

The Company has a lease agreement for an office in New Jersey that commenced in March 2024 and will expire on December 31, 2026. The lease terms stipulate monthly payments of $4,284 in 2025. The incremental borrowing rate on the lease is 8%. Total lease expense under this lease in 2025 was $48,615.

Lucid Capital Markets, LLC (dba Americas Executions)

Notes to Financial Statement
Year Ended December 31, 2025

4. Lease Accounting (Continued)

The Company has a lease agreement for another office in New York City that commenced in May 2024 and will expire in October 2029. The lease terms stipulate total payments of $1,533,332. In May 2025, the Company was required to remit an additional security deposit in the amount of $73,704.The incremental borrowing rate on the lease is 8%. Total lease expense under this lease in 2025 was $274,627.

The Company entered into a new lease agreement for an office in Melville, New York that commenced in June 2025 and will expire in June 2030. The lease terms stipulate total payments of $220,859. The Company was required to remit a security deposit in the amount of $13,832. The incremental borrowing rate on the lease is 8%. Total lease expense under this lease in 2025 was $25,344.

Future minimum lease payments under this operating lease as of December 31, 2025 are as follows:

2026	694,224
2027	691,915
2028	699,011
2029	395,758
2030	23,469
	$ 2,504,377
Imputed interest	(339,261)
Total operating lease liability	$ 2,165,116

5. Securities Financing

Securities borrowed and securities loaned transactions are generally reported as collateralized financings The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received. Interest on such transactions is accrued and is included in the consolidated statement of financial condition in receivables from and payables to broker-dealers and clearing organizations.

Note that the collateral pledged as securities loaned is still subject to changes in market price and thus may decline in value during the time of the agreement, In this case, the Company may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market risk of the collateral posted is reviewed by the Company's management, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted.

6. Risks and Uncertainties

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9

6. Risks and Uncertainties (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin funds in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional funds or to reduce positions when necessary.

7. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2026 and February 27, 2026 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements and determined that there were none.

8. Related Party Transactions

During the year 2025, the Company received a total of $2,000,000 in capital contributions from the Parent Company.

On April 9, 2024, the Company provided forgivable loans to two employees amounting to $2,000,000. On March 15, 2025, $400,000 had been forgiven. Interest is receivable on the loans at a rate of 4.13% each. Total interest receivable on the loans was $55,066 as of December 31, 2025 and are reflected in the statement of condition.

9. Commitments and Contingencies

As of December 31, 2025 the Company had no reportable commitments or contingent liabilities.

10. Net Capital Requirement

The Company is subject to the SEA Rule 15c3-1. As per the rule, the Company calculates its net capital requirements using the alternative method, which requires the maintenance of minimum capital, as defined by the rule as, 1) equal to or greater than $250,000, or 2) 2% of aggregate debit items as computed in accordance with the Reserve Formula as per the rules as promulgated under SEA Rule 15c3-3 As of December 31, 2025, the Firm had net capital of $29,694,458 which was $29,444,458 in excess of its minimum net capital requirement of $250,000.